HEI Exhibit 11

Hawaiian Electric Industries, Inc.
COMPUTATION OF EARNINGS PER SHARE
OF COMMON STOCK
Years ended December 31, 2015, 2014, 2013, 2012 and 2011

(in thousands, except per share amounts)	2015	2014	2013	2012	2011
Net income for common stock	$159,877	$168,129	$161,709	$138,705	$137,808
Weighted-average number of common shares outstanding	106,418	101,968	98,968	96,908	95,510
Adjusted weighted-average number of common shares outstanding	106,721	102,937	99,623	97,338	95,820
Basic earnings per common share	$1.50	$1.65	$1.63	$1.43	$1.44
Diluted earnings per common share	$1.50	$1.63	$1.62	$1.42	$1.44